[LOGO]
                                Linens'n Things
                        -------------------------------
                        The Home Furnishings Superstore


                                                              1996 Annual Report

Management's Discussion and Analysis
--------------------------------------------------------------------------------

The following table sets forth the percentage of net sales of certain items included in the Company's statements of operations for the periods indicated:


   December 31                                                    1996       1995       1994
   -------------------------------------------------------------------------------------------
   Percentage of net sales
   Net sales ..............................................       100.0%     100.0%     100.0%
   Cost of sales, including buying and warehousing costs ..        61.2       62.2       60.4
                                                                  -----      -----      -----
   Gross profit ...........................................        38.8       37.8       39.6
   Selling, general and administrative expenses ...........        34.4       34.3       32.3
   Restructuring and asset impairment charges .............          --        2.0         --
                                                                  -----      -----      -----
   Operating profit .......................................         4.4        1.5        7.3
   Interest expense, net ..................................         0.7        1.3        0.7
                                                                  -----      -----      -----
   Income before income taxes and cumulative
   effect of change in accounting principle ...............         3.7        0.2        6.6
   Provision for income taxes .............................         1.5        0.2        2.7
                                                                  -----      -----      -----
   Income (loss) before cumulative effect
   of change in accounting principle ......................         2.2       (0.0)       3.9
   Cumulative effect of change in accounting principle, net          --        0.0         --
                                                                  -----      -----      -----
   Net income (loss) ......................................         2.2%      (0.0%)      3.9%
   -------------------------------------------------------------------------------------------

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Net sales for 1996 were $696.1 million, an increase of 25.4% over 1995 sales of $555.1 million, primarily as a result of new store openings. The Company opened 36 superstores and closed 22 stores in 1996, as compared to opening 28 superstores and closing 18 stores in 1995. At December 31, 1996, the Company operated 169 stores, of which 132 were superstores, as compared to 155 stores, of which 101 were superstores at December 31, 1995. Comparable store net sales in 1996 increased 1.1% compared to a decrease of 1.5% in 1995. During the first half of 1996, the Company's comparable store net sales decreased below the same period in 1995 by 2.7% due primarily to increased competitive intrusions at approximately 40% of the Company's superstores in existing markets. These competitive intrusions commenced primarily in mid-1995. However, for the second half of 1996, comparable store net sales increased 4.1% as a result of a strong back-to-school and holiday selling season, as well as the diminishing effect of the prior year's competitive intrusions.

The Company's average net sales per superstore increased slightly in 1996 to $5.5 million from $5.4 million in 1995, while average net sales per traditional store remained flat at $1.7 million. For the year ended December 31, 1996, net sales of "linens" merchandise increased approximately 20% over the prior year, while net sales of "things" merchandise increased approximately 36% for the same period. The increase in "things" merchandise primarily resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing stores.

Gross profit for 1996 was $269.9 million, or 38.8% of net sales, as compared to $209.9 million, or 37.8% of net sales, in 1995. Excluding charges related to the CVS Strategic Program (the Company was a wholly-owned subsidiary of CVS prior to the initial public offering) discussed in the notes to consolidated financial statements, gross profit in 1995 would have been $218.1 million or 39.3% of sales. This decrease as a percentage of net sales resulted from higher clearance markdowns during the spring associated with the closing of traditional stores partially offset by reduced freight expenses as a percentage of net sales.

Excluding charges related to the CVS Strategic Program recorded in 1995, the Company's average superstore gross margin in 1996 was 39.8% as compared to 39.7% in 1995 and average traditional store gross margin was 34.5% as compared to 37.8% in the prior year.

The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each period, accounting for a higher gross margin in the superstores, which have a higher mix of "things" versus "linens" as compared to the traditional stores. The decline in gross margin in the traditional stores was due primarily to higher markdowns associated with closing stores.

Selling, general and administrative expenses for 1996 were $239.2 million or 34.4% of net sales, as compared to $190.8 million, or 34.3% of net sales in 1995. This increase as a percentage of net sales resulted from a one-time charge of approximately $1.5 million relating to certain employee benefit costs associated with the initial public offering.

As a result of the factors described above, operating profit for 1996 increased to $30.7 million or 4.4% of net sales, from $8.1 million, or 1.5% of net sales, during 1995. Excluding one-time charges relating to the CVS Strategic Program, the Company's operating profit in 1995 would have been $31.5 million or 5.7% of net sales.

Net interest expense in 1996 decreased 33.5% to $4.7 million, or 0.7% of net sales, from $7.1 million, or 1.3% of net sales, during 1995. This decrease was due primarily to $158.0 million in capital contributions from CVS in 1996 which were used to repay the Company's intercompany debt to CVS.

The Company's income tax expense for 1996 was $11.0 million, as compared to $1.1 million during 1995. The Company's effective tax rate in 1996 was 42.1%, as compared to 103.2% in 1995, primarily due to the effect of the Company's one-time charges incurred in 1995. Excluding these charges, the Company's effective tax rate would have been 42.3% in 1995.

Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact in 1995, as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

As a result of the factors described above, net income for 1996 was $15.0 million, or 2.2% of net sales, as compared to a net loss of $212,000 in 1995. Excluding one-time charges relating to the CVS Strategic Program, the Company's net income would have been $14.1 million, or 2.5% of net sales, in 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

Net sales for 1995 were $555.1 million, an increase of 26.1% over 1994 sales of $440.1 million, primarily as a result of new store openings. During 1995, the Company opened 28 superstores and closed 18 stores, as compared to opening 29 superstores and closing 27 stores in 1994. At the end of 1995, the Company operated 155 stores, of which 101 were superstores, as compared to 145 stores, of which 74 were superstores, at the end of 1994. Comparable store net sales in 1995 decreased 1.5% primarily due to new competitive intrusions in existing markets at approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores, as well as to a general slowdown in the retail sector during 1995.

In 1995, the Company's average net sales per superstore increased slightly to $5.4 million from $5.1 million and average net sales per traditional store decreased slightly to $1.7 million from $1.9 million, in the prior year. In 1995, net sales of "linens" merchandise increased approximately 19% over the prior year, while net sales of "things" merchandise increased approximately 45% for the same period. The increase in "things" merchandise resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing stores.

Gross profit in 1995 was $209.9 million, or 37.8% of net sales, as compared to $174.4 million, or 39.6% of net sales, in 1994. Excluding charges related to the CVS Strategic Program, the Company's gross profit in 1995 would have been $218.1 million or 39.3% of net sales. The remaining decrease is primarily attributable to higher freight and handling costs incurred given the less than full usage of the distribution center during its implementation phase and the Company's expansion to the Western United States.

In 1995, excluding charges related to the CVS Strategic Program, the Company's average superstore gross margin was 39.7% as compared to 40.2% in 1994, and average traditional store gross margin was 37.8% as compared to 38.7% in the prior year. Gross margin for both "linens" and "things" merchandise declined consistent with the Company's consolidated results. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each such period accounting for a higher gross margin in the superstores, which have a higher mix of "things" versus "linens" as compared to the traditional stores.

Selling, general and administrative expenses in 1995 were $190.8 million, or 34.3% of net sales, as compared to $142.2 million, or 32.3% of net sales, in 1994. This increase as a percentage of net sales was primarily attributable to higher occupancy costs due to a higher proportion of superstores located in prime real estate locations as compared to the prior year and lower fixed expense leverage due to the decrease in comparable store net sales.

As a result of factors described above, operating profit in 1995 decreased to $8.1 million, or 1.5% of net sales, from $32.2 million, or 7.3% of net sales, in 1994. Excluding charges related to the CVS Strategic Program, operating profit in 1995 would have been $31.5 million, or 5.7% of net sales.

Net interest expense in 1995 increased 122.7% to $7.1 million, or 1.3% of net sales, from $3.2 million, or 0.7% of net sales, in 1994. This increase is attributable to a higher level of inter-company debt due to CVS in 1995 relating to capital expenditures and working capital increases in support of the Company's store expansion program and capital expenditures in connection with the purchase of material handling equipment for the distribution center. In addition, there was a higher weighted average interest rate of 6.5% in 1995 as compared to 4.9% in 1994.

The Company's income tax expense in 1995 was $1.1 million, as compared to $11.9 million in 1994. The Company's effective tax rate in 1995 was 103.2%, as compared to 40.8% in 1994, primarily due to the effect of the Company's one-time charges incurred in 1995. Excluding these charges, the Company's effective tax rate would have been 42.3% in 1995. This increase was primarily attributable to a decrease in earnings before taxes, while book to tax permanent differences remained constant.

Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result of this adoption, the Company incurred a charge of $1.4 million in 1995.

Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact on 1995 as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

As a result of factors described above, the Company incurred a net loss of $212,000 in 1995, as compared to net income of $17.2 million, or 3.9% of net sales, in 1994. Excluding one-time charges relating to the CVS Strategic Program, the Company's net income would have been $14.1 million, or 2.5% of net sales, in 1995.

Liquidity and Capital Resources

The Company's capital requirements have been used primarily for capital investment in new stores, new store inventory purchases and seasonal working capital. The capital requirements and working capital needs have been funded through a combination of internally generated cash from operations, credit extended by suppliers and capital contributions from CVS prior to the Company's initial public offering.

Net cash provided from operating activities in 1996 was $20.2 million, as compared to net cash used of $12.1 million in 1995. The operating cash provided in 1996 was primarily due to improved inventory management which resulted in a reduction of inventory on a per square foot basis. The improved management of inventory was the result of efficiencies achieved from the Company's new distribution center and more conservative inventory purchasing in 1996 as compared to 1995. This was offset in part by a smaller increase in accounts payable caused by the timing of vendor payments. The increase in accrued expenses was due to the timing of advertising and salary and benefit payments.

Net cash used in investing activities in 1996 was $46.4 million, as compared to $41.3 million in 1995. This increase was primarily due to higher capital expenditures associated with the Company's store opening program, which was partially offset by lower capital expenditures associated with the distribution center in 1996 as compared to 1995.

Net cash provided by financing activities in 1996 was $48.9 million, as compared to $53.5 million in 1995. Net cash provided by financing activities in 1996 was primarily the result of capital contributions of $158.0 million from CVS, which was used to repay the intercompany debt. In addition, in connection with the initial public offering, CVS also provided the Company with a four-year $13.5 million subordinated note. The decrease was attributable to the effect of the timing of the settlement of vendor payments offset by the discontinuance of dividend payments to CVS in 1996.

The Company has entered into a $125 million three-year senior revolving credit facility. Management believes that the Company's cash flow from operations and the revolving credit facility will be sufficient to fund anticipated capital expenditures and working capital requirements for at least the next three years. Through December 31, 1996, the Company had not borrowed against this facility.

Inflation and Seasonality

The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and substantially all of its net income for the year during the third and fourth quarters. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times throughout the document and may be identified by use of forward-looking terminology such as "expect", "believe", "may", "will" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties including levels of sales, store traffic and acceptance of product offerings and fashions and, in each case, actual results may differ materially from such forward-looking information. Certain factors that may cause actual results to differ from such forward-looking statements are included in the "Risk Factors" section of the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 25, 1996 as well as other periodic reports filed by the Company with the Securities and Exchange Commission and you are urged to consider such factors. The Company assumes no obligation for updating any such forward-looking statements.

Management's Responsibility for Financial Reporting
--------------------------------------------------------------------------------

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reasonable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's independent auditors.

The Audit Committee of the Board of Directors, currently consisting solely of an outside director, will continue the practice of the audit committee of the Board of Directors of CVS which includes meeting periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The independent auditors have free access to the Audit Committee.

KPMG Peat Marwick LLP, certified public accountants, are engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in conformity with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.


/s/ Norman Axelrod

Norman Axelrod
Chairman, Chief Executive Officer and President


/s/ James M. Tomaszewski

James M. Tomaszewski
Senior Vice President, Chief Financial Officer

February 4, 1997

Independent Auditors' Report
--------------------------------------------------------------------------------

To The Board of Directors and Shareholders
Linens 'n Things, Inc.

We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
New York, New York
February 4, 1997

Five-Year Financial Summary (in thousands,
except per share and selected operating data)
--------------------------------------------------------------------------------

                                                1996        1995 1         1994       1993          1992 2
-----------------------------------------------------------------------------------------------------------
Income Statement Data:

   Net Sales .............................   $ 696,107    $ 555,095     $ 440,118    $ 333,178    $ 270,889
   Operating Profit (Loss) ...............      30,683        8,133        32,242       21,736         (210)
   Net Income (Loss) .....................      15,039         (212)       17,198       11,719       (1,201)
   Net Income (Loss) Per Share ...........   $    0.78    $   (0.01)    $    0.89    $    0.61    $   (0.06)
   Weighted Average Shares Outstanding 3 .      19,286       19,268        19,268       19,268       19,268

Balance Sheet Data:

   Total Assets ..........................   $ 423,957    $ 343,522     $ 273,167    $ 196,517    $ 157,639
   Working Capital .......................     111,056       68,332        42,315       35,143       34,606
   Total Long-Term Debt ..................      13,500           --            --           --           --
   Shareholders' Equity ..................   $ 249,727    $  76,678     $  85,819    $  74,340    $  65,170

Selected Operating Data:

   Number of Stores ......................         169          155           145          143          144
   Total Gross Square Footage (000's) ....       4,727        3,691         2,865        2,078        1,633
   Increase (Decrease) in Comparable
   Store Net Sales .......................        1.1%        (1.5%)         5.4%         5.0%         7.5%
-----------------------------------------------------------------------------------------------------------



   1 Reflects certain one-time special charges related to the CVS Strategic Program (as described in the notes to the consolidated financial statements). Operating profit in 1995 excluding the effect of these charges would have been $31.5 million. See "Management's Discussion and Analysis."

   2 Reflects a $13.1 million realignment charge associated with the anticipated costs of closing 66 traditional stores from 1993 to 1995. This charge includes the write-down of fixed assets, lease settlement costs, severance and inventory liquidation costs. Operating profit in 1992 excluding the effect of this charge would have been $12.9 million.

   3 1995 and prior reflect the actual shares issued upon the completion of the Company's initial public offering on November 26, 1996.

Consolidated Statements of Operations (in thousands, except per share amounts)
--------------------------------------------------------------------------------

Years ended December 31                                           1996        1995        1994
--------------------------------------------------------------------------------------------------
Net sales ..................................................   $ 696,107   $ 555,095    $ 440,118

Cost of sales, including buying and
warehousing costs ..........................................     426,196     345,162      265,721
                                                               ---------   ---------    ---------
Gross profit ...............................................     269,911     209,933      174,397

Selling, general and administrative expenses ...............     239,228     190,826      142,155

Restructuring and asset impairment charges .................          --      10,974           --
                                                               ---------   ---------    ---------
Operating profit ...........................................      30,683       8,133       32,242

Interest expense, net ......................................       4,692       7,059        3,170
                                                               ---------   ---------    ---------
Income before income taxes and cumulative
effect of change in accounting principle ...................      25,991       1,074       29,072

Provision for income taxes .................................      10,952       1,108       11,874
                                                               ---------   ---------    ---------
Income (loss) before cumulative effect
of change in accounting principle ..........................      15,039         (34)      17,198

Cumulative effect of change in accounting principle, net ...          --         178           --
                                                               ---------   ---------    ---------
Net income (loss) ..........................................   $  15,039   $    (212)   $  17,198
                                                               ---------   ---------    ---------
Per share of common stock:

  Income (loss) before cumulative effect
  of change in accounting principle ........................   $    0.78   $   (0.00)   $    0.89

  Cumulative effect of change in accounting
  principle, net ...........................................          --        0.01           --
                                                               ---------   ---------    ---------
  Net income (loss) ........................................   $    0.78   $   (0.01)   $    0.89
                                                               ---------   ---------    ---------
Weighted average shares outstanding ........................      19,286      19,268       19,268
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (in thousands, except share amounts)
--------------------------------------------------------------------------------

December 31                                                            1996       1995
----------------------------------------------------------------------------------------
Assets
  Current assets:
     Cash and cash equivalents ...................................   $ 26,914   $  4,222
     Accounts receivable, net ....................................     17,384     13,955
     Inventories .................................................    202,134    176,893
     Prepaid expenses and other current assets ...................     10,360     11,076
                                                                     --------   --------
  Total current assets ...........................................    256,792    206,146
     Property and equipment, net .................................    138,508    107,542
     Goodwill, net of accumulated amortization of $4,814
     in 1996 and $3,965 in 1995 ..................................     22,376     23,225
     Deferred charges and other noncurrent assets, net ...........      6,281      6,609
                                                                     --------   --------
  Total assets ...................................................   $423,957   $343,522
                                                                     --------   --------
Liabilities and Shareholders' Equity
  Current liabilities:
     Accounts payable ............................................   $ 92,529   $ 96,496
     Accrued expenses and other current liabilities ..............     53,207     41,318
     Due to related parties ......................................       --      118,652
                                                                     --------   --------
  Total current liabilities ......................................    145,736    256,466
     Long-term note ..............................................     13,500       --
     Deferred income taxes and other long-term liabilities .......     14,994     10,378

  Shareholders' equity:
     Preferred stock, $.01 par value; 1,000,000 shares authorized;
     none issued and outstanding .................................       --         --
     Common stock, $.01 par value; 60,000,000 shares authorized;
     19,267,758 issued and outstanding in 1996 ...................        193       --
     Additional paid-in capital ..................................    200,189     42,372
     Retained earnings ...........................................     49,345     34,306
                                                                     --------   --------
  Total shareholders' equity .....................................    249,727     76,678
                                                                     --------   --------
Total liabilities and shareholders' equity .......................   $423,957   $343,522
----------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(in thousands, except number of shares)
--------------------------------------------------------------------------------

                                                   Common Stock               Additional
                                            --------------------------          Paid-in          Retained
                                              Shares           Amount           Capital          Earnings            Total
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993 ........              100       $     --         $   42,372        $   31,968        $   74,340
Net income ..........................             --               --               --              17,198            17,198
Dividends paid to CVS ...............             --               --               --              (5,719)           (5,719)
                                            ----------       ----------       ----------        ----------        ----------
Balance at December 31, 1994 ........              100             --             42,372            43,447            85,819
Net loss ............................             --               --               --                (212)             (212)
Dividends paid to CVS ...............             --               --               --              (8,929)           (8,929)
                                            ----------       ----------       ----------        ----------        ----------
Balance at December 31, 1995 ........              100             --             42,372            34,306            76,678
Net income ..........................             --               --               --              15,039            15,039
Capital contributions by CVS, net
of assets and liabilities transferred             --               --            158,010              --             158,010
Conversion of common stock ..........       19,267,658              193             (193)             --                --
                                            ----------       ----------       ----------        ----------        ----------
Balance at December 31, 1996 ........       19,267,758       $      193       $  200,189        $   49,345        $  249,727
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)
--------------------------------------------------------------------------------

Years ended December 31                              1996         1995           1994
--------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss) ............................   $  15,039    $    (212)   $  17,198
  Adjustments to reconcile net income (loss)
  to net cash provided by (used in)
  operating activities:
    Depreciation and amortization ..............      14,569       12,862        9,588
    Restructuring and asset impairment charges .        --         10,974         --
    Cumulative effect of change in
    accounting principle .......................        --            294         --
    Deferred income taxes ......................       4,342       (3,296)       3,580
    Loss on disposal of assets .................       2,400        3,817        2,928
    Changes in assets and liabilities:
      Increase in accounts receivable ..........      (3,429)      (1,933)      (6,122)
      Increase in inventories ..................     (25,241)     (46,333)     (42,171)
      (Increase) decrease in prepaid expenses
      and other current assets .................        (957)      (1,928)         421
      (Increase) decrease in deferred charges
      and other noncurrent assets ..............        (329)         567         (318)
      Increase in accounts payable .............           9       17,246       24,946
      Increase (decrease) in accrued expenses
      and other liabilities ....................      13,836       (4,135)       5,625
                                                   ---------    ---------    ---------
  Net cash provided by (used in)
  operating activities .........................      20,239      (12,077)      15,675
                                                   ---------    ---------    ---------
Cash flows from investing activities:
  Additions to property and equipment ..........     (46,429)     (41,329)     (39,074)
                                                   ---------    ---------    ---------
Cash flows from financing activities:
  Capital contributions by CVS .................     158,010         --           --
  (Decrease) increase in due to related parties     (118,652)      51,200       22,832
  Dividends paid to CVS ........................        --         (8,929)      (5,719)
  Issuance of long-term note ...................      13,500         --           --
  (Decrease) increase in book overdrafts .......      (3,976)      11,251        8,169
                                                   ---------    ---------    ---------
  Net cash provided by financing activities ....      48,882       53,522       25,282
                                                   ---------    ---------    ---------
  Net increase in cash and cash equivalents ....      22,692          116        1,883
  Cash and cash equivalents at beginning of year       4,222        4,106        2,223
                                                   ---------    ---------    ---------
Cash and cash equivalents at end of year .......   $  26,914    $   4,222    $   4,106
                                                   ---------    ---------    ---------

Supplemental disclosure of cash flow information

Cash paid during the year for:
  Interest (net of amounts capitalized) ........   $   4,957    $   7,339    $   3,360
  Income taxes .................................   $   6,590    $   7,214    $   9,014

--------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Business

Linens 'n Things, Inc. (formerly Bloomington, MN., L.T., Inc.) and subsidiaries (collectively the "Company") operated 169 stores, including 132 superstores, in 34 states across the United States as of December 31, 1996. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods.

2. Initial Public Offering

The Company was a wholly-owned subsidiary of CVS Corporation ("CVS" or the "Parent"), formerly Melville Corporation, until November 26, 1996, when CVS completed an initial public offering ("IPO") of 13,000,000 shares of the Company's common stock. Subsequent to the IPO, CVS owned approximately 32.5% of the Company's common stock, having retained 6,267,758 shares.

During 1996, CVS acquired 100 shares of common stock of Linens 'n Things Center, Inc. ("LNT Center"), a newly formed California corporation, for $130,010,000. In June, 1996, CVS contributed all outstanding shares of common stock of Bloomington, MN., L.T., Inc. to LNT Center. In addition, CVS made a capital contribution of $28,000,000 to LNT Center during October, 1996. Subsequently, CVS contributed all outstanding shares of common stock of LNT Center to Linens 'n Things, Inc., a newly formed Delaware corporation. The accompanying consolidated financial statements are presented as if Linens 'n Things, Inc. had existed and owned LNT Center and Bloomington, MN., L.T., Inc. throughout 1996, 1995 and 1994.

Immediately prior to the consummation of the IPO, the authorized capital stock of the Company was changed from 100 shares of common stock, par value $.01 per share, to 60 million shares of common stock, par value $.01 per share, and each issued and outstanding share of common stock was converted into 192,677.58 shares of common stock.

3. Summary of Significant Accounting Policies

   Basis of Presentation

   The consolidated financial statements include those of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

   Accounting Changes

   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As permitted under SFAS No. 123, the Company elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will account for such compensation under the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"). The Company has, however, complied with the disclosure requirements of SFAS No. 123.

   Effective October 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121").

   Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The Company believes that this change results in a better matching of revenues and expenses. The impact on 1995 as a result of this change, exclusive of the cumulative effect of $0.3 million (before income tax effect), was to reduce net income by $0.2 million.

   Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Value Of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

   Cash and Cash Equivalents

   The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities. Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

   Inventories

   Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market. Inventories are determined on the retail inventory method valued on a first-in, first-out
   (FIFO) basis.

   Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (generally 40 years for buildings and 10 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives (generally 5 years), beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets. Fully depreciated property and equipment is removed from the asset and related accumulated depreciation accounts.

   Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

   Impairment of Long-Lived Assets

   When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease term to the asset carrying values.

   Deferred Charges

   Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

   Goodwill

   The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis not to exceed 40 years. Impairment is assessed based on the profitability of the related business relative to planned levels.

   Store Opening and Closing Costs

   New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

   Advertising Costs

   The Company charges production costs of advertising to expense the first time the advertising takes place.

   Income Taxes

   The Company and CVS have entered into a Tax Disaffiliation Agreement. Under the agreement, the Company is generally responsible for any of its tax with respect to periods prior to the IPO, determined as if on a separate company basis. For periods subsequent to the IPO, the Company will file its own federal and state tax returns.

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Earnings Per Share

   Earnings per share is calculated by dividing net income (loss) by the weighted average shares outstanding, which includes common stock equivalents. For the periods prior to the IPO, the weighted average shares assumed are based on the actual shares outstanding at the time of the IPO.

   Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

4. Strategic Program and Asset Impairment Charge

During the fourth quarter of 1995, CVS announced a comprehensive strategic program (the "CVS Strategic Program") which resulted, insofar as it relates to the Company, in the Company recording a pre-tax charge of $23.4 million in the fourth quarter of 1995. The pre-tax charge of $23.4 million consisted of: (i) restructuring charges of $9.5 million consisting of estimated tenancy costs ($3.8 million) and asset write-offs ($5.0 million) associated with the closing of six unprofitable stores and asset write-offs related to management information systems outsourcing ($0.7 million); (ii) asset write-offs and other non-cash charges totaling $12.5 million consisting primarily of the write-off of certain non-productive assets, as well as costs associated with the changeover to the Company's new distribution network relating to the opening of the distribution center; and, (iii) a non-cash asset impairment charge of $1.4 million due to the early adoption of SFAS No. 121 relating to store fixtures and leasehold improvements. The charge resulted from the Company grouping assets at a lower level than under its previous accounting policy regarding asset impairment. Factors leading to impairment were a combination of historical losses, anticipated future losses and inadequate cash flows. The net sales and operating losses in 1995 of the stores to be closed were approximately $14.3 million and $1.5 million, respectively.

Of the six stores to be closed pursuant to the restructuring, five were closed in 1996 with the remaining store to be closed in early 1997.

The restructuring reserve balance of $1.9 million as of December 31, 1996 relates primarily to remaining tenancy costs.

5. Accounts Receivable, Net

   Accounts receivable, net consisted of the following at December 31
   (in thousands):                                             1996        1995
   -----------------------------------------------------------------------------
   Credit and charge card receivables ................      $  3,379    $  5,353
   Due from landlords ................................        10,536       4,069
   Other, net of allowance ...........................         3,469       4,533
                                                            --------    --------
                                                            $ 17,384    $ 13,955
   -----------------------------------------------------------------------------

6. Prepaid Expenses and Other Current Assets

   Prepaid expenses and other current assets consisted
   of the following at December 31 (in thousands):             1996        1995
   -----------------------------------------------------------------------------
   Deferred income taxes .............................       $ 6,650     $ 8,323
   Other .............................................         3,710     $ 2,753
                                                             -------     -------
                                                             $10,360     $11,076
   -----------------------------------------------------------------------------


7. Property and Equipment

   Property and equipment consisted
   of the following at December 31 (in thousands):             1996        1995
   -----------------------------------------------------------------------------
   Land ..............................................      $    430    $    430
   Building ..........................................         4,760       4,760
   Furniture, fixtures and equipment .................       118,072      89,792
   Leasehold improvements ............................        46,454      35,034
   Computer software .................................         6,331       4,404
                                                            --------    --------
                                                             176,047     134,420

   Less accumulated depreciation and amortization ....        37,539      26,878
                                                            --------    --------
                                                            $138,508    $107,542
   -----------------------------------------------------------------------------

8. Accrued Expenses and Other Current Liabilities

   Accrued expenses and other current liabilities consisted
   of the following at December 31 (in thousands):             1996        1995
   -----------------------------------------------------------------------------
   Income taxes payable ..............................       $   994     $ 2,472
   Other taxes payable ...............................         8,678       6,051
   Rent ..............................................         5,844       6,082
   Salaries and employee benefits ....................         7,347       3,331
   Restructuring reserves ............................         1,878       3,835
   Other .............................................        28,466      19,547
                                                             -------     -------
                                                             $53,207     $41,318
   -----------------------------------------------------------------------------

9. Short-Term Borrowing Arrangements

Prior to the IPO, all financing was provided by CVS. Interest rates charged on borrowings from CVS were based on CVS' commercial paper borrowing rates. In connection with the IPO, the Company repaid all indebtedness to CVS and entered into a three-year, $125 million senior revolving credit facility agreement (the "Credit Agreement"). The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio, as defined in the Credit Agreement. As of December 31, 1996, the Company was in compliance with all terms and conditions of the Credit Agreement.

Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement. As of December 31, 1996, there were no borrowings under the Credit Agreement but $2.3 million of letters of credit were outstanding under the Credit Agreement. The letters of credit were used to guarantee certain foreign purchase contracts. The Company is not obligated under any formal or informal compensating balance requirements.

10. Long-Term Note

In conjunction with the IPO, the Company issued a four-year, $13.5 million subordinated note (the "Note") to CVS. The Note contains no principal amortization prior to maturity in December 2000, and requires quarterly interest payments at the 90-day LIBOR rate plus the applicable spread under the Credit Agreement described above. The Note also provides for forgiveness by CVS, at varying amounts, based upon the proceeds from any sales of the Company's common stock by CVS together with the market value of the common stock which CVS continues to own at December 31, 1997. The borrowing rate at December 31, 1996 was 6.875%.

11. Deferred Income Taxes and Other Long-Term Liabilities

   Deferred income taxes and other long-term liabilities
   consisted of the following at December 31 (in thousands):   1996        1995
   -----------------------------------------------------------------------------
   Deferred income taxes .............................       $10,684     $ 8,015
   Other .............................................         4,310       2,363
                                                             -------     -------
                                                             $14,994     $10,378
   -----------------------------------------------------------------------------

12. Leases

The Company has non-cancelable operating leases, primarily for retail stores, which expire through 2022. The leases generally contain renewal options for periods ranging from five to fifteen years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of sales. Net rental expense for all operating leases for the years ended December 31 was as follows (in thousands):

                                                   1996        1995        1994
   -----------------------------------------------------------------------------
   Minimum rentals .........................     $53,264     $38,788     $28,065
   Contingent rentals ......................         210         201         492
                                                 -------     -------     -------
                                                  53,474      38,989      28,557
   Less sublease rentals ...................         151         151          45
                                                 -------     -------     -------
                                                 $53,323     $38,838     $28,512
   -----------------------------------------------------------------------------

At December 31, 1996, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores were as follows (in thousands):

   Year
   --------------------------------------------------------
   1997 ....................................    $    65,067
   1998 ....................................         69,564
   1999 ....................................         68,686
   2000 ....................................         69,456
   2001 ....................................         69,863
   Thereafter ..............................        747,467
                                                -----------
                                                $ 1,090,103
                                                -----------
   Total future minimum sublease rentals        $       322
   --------------------------------------------------------

13. Stock Incentive Plans

Concurrent with the IPO, the Company adopted the 1996 Incentive Compensation Plan (the "Plan"), which provides for the granting of options, deferred stock grants and other stock-based awards, up to a maximum of 2,312,132 shares of common stock, to key employees. The Company also adopted the 1996 Non-Employee Directors Stock Plan (the "Directors' Plan"), which provides for the granting of options and stock unit grants to non-employee directors ("eligible directors"), up to a maximum of 200,000 shares. The Company has reserved 2,512,132 shares for issuance under these plans.

Stock options and grants under the Plan and the Directors' Plan are awarded at the fair market value of the shares at the date of grant. The right to exercise options generally commences one to four years after, and expires ten years after, the grant date, provided the optionee or eligible director continues to be employed by, or remain in service as director to, the Company.

Under the Directors' Plan, any person who becomes an eligible director receives an initial option grant to purchase 7,000 shares of common stock, and, at the date of each annual shareholders meeting thereafter, will receive an option grant to purchase 700 shares and a stock unit grant for 700 shares.

As of December 31, 1996, 994,330 options and 14,000 options were granted under the Plan and Directors' Plan, respectively, and none were exercised or cancelled. No options granted were exercisable as of December 31, 1996. Additionally, in 1996, 160,666 deferred stock grants were awarded under the Plan.

The fair value of each stock option granted during 1996 is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

   ------------------------------------------------------------------
   Expected life (years) ......................................   5.0
   Expected volatility ........................................   45%
   Risk-free interest rate ....................................    6%
   Expected dividend yield ....................................    0%
   ------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996:

   -----------------------------------------------------------------------------
   Outstanding
    Exercise Price ...........................................       $     15.50
    Number Outstanding .......................................           994,330
    Weighted Average Remaining Contractual Life ..............           5 years
   Exercisable
    Weighted Average Exercise Price ..........................       $     15.50
    Exercisable Number .......................................              --
   -----------------------------------------------------------------------------

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in connection with these plans. Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

   (in millions, except per share data)                                  1996
   -----------------------------------------------------------------------------
   Net income:
    As reported ................................................       $   15.0
    Pro-forma ..................................................       $   14.9

   Net income per share of common stock:
    As reported ................................................       $   0.78
    Pro-forma ..................................................       $   0.77
   -----------------------------------------------------------------------------

The effects of applying SFAS No. 123 in this pro-forma disclosure are not necessarily indicative of future amounts. The Company anticipates granting additional awards in future years that based on the plans' current design will, on an annual basis, be less than the initial year's (1996) award.

14. Employee Benefit Plans

Upon completion of the IPO, the Company discontinued participation in CVS' 401(k) profit-sharing plan. On December 1, 1996, the Company adopted a 401(k) savings plan. All employees who were eligible to participate in the 401(k) profit sharing plan administered by CVS prior to the IPO were immediately eligible to participate in the new plan. All other employees become eligible upon completion of twelve months of service within which 1,000 hours were worked, provided the employee is at least 21 years of age. Participants may contribute between 2% and 15% of annual earnings, subject to statutory limitations. Company contributions for the matching component of both plans amounted to approximately $0.3 million, $0.6 million and $0.4 million for the years ended December 31, 1996, 1995 and 1994, respectively.

15. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows (in thousands):

                                                          1996            1995
   -----------------------------------------------------------------------------
   Deferred tax assets:
     Employee benefits ..........................       $  4,011        $  1,030
     Inventories ................................          4,313           5,156
     Other ......................................          1,297             872
                                                        --------        --------
   Total deferred tax assets ....................          9,621           7,058

   Deferred tax liabilities:
     Property and equipment .....................         13,655           6,750
                                                        --------        --------
   Net deferred tax (liability) asset ...........       $ (4,034)       $    308
   -----------------------------------------------------------------------------

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred tax assets.

The provision for income taxes comprised the following for the years ended:

   December 31 (in thousands):          1996              1995              1994
   -----------------------------------------------------------------------------
   Current:
     Federal ..............         $  3,030          $  2,565          $  6,161
     State ................            1,106               914             1,272
                                    --------          --------          --------
                                       4,136             3,479             7,433
   Deferred:
     Federal ..............            5,484            (2,143)            3,580
     State ................            1,332              (228)              861
                                    --------          --------          --------
                                       6,816            (2,371)            4,441
                                    --------          --------          --------
                                    $ 10,952          $  1,108          $ 11,874
   -----------------------------------------------------------------------------

The following is a reconciliation between the statutory Federal income tax rate and the effective rate for the years ended December 31:

                                                     1996       1995       1994
   -----------------------------------------------------------------------------
   Effective tax rate ..........................     42.1%     103.2%      40.8%
   State income taxes, net of Federal benefit ..     (6.1)     (41.5)      (4.8)
   Goodwill ....................................     (1.1)     (27.8)      (1.0)
   Meals and entertainment .....................     (0.3)      (5.1)      (0.2)
   Targeted jobs tax credit ....................      --         5.5        0.2
   Other .......................................      0.4        0.7        --
                                                     ----       ----       ----
   Statutory Federal income tax rate ...........     35.0%      35.0%      35.0%
   -----------------------------------------------------------------------------

16. Related Party Transactions

Prior to the IPO, CVS provided financing and cash management for the Company, allocated certain costs to the Company for services provided, and charged the Company for costs related to participation in certain employee benefit programs. Such charges terminated upon the completion of the IPO and have been replaced by costs of the Company's own programs. Allocations to the Company by CVS were based on the Company's share of costs paid by the Parent on its behalf for consolidated programs. Such allocations may not be reflective of the costs which would have been incurred if the Company operated on a stand-alone basis or which will be incurred in the future. Management believes that the basis for allocations was reasonable. If the Company had operated on a stand-alone basis for the years ended December 31, 1996, 1995 and 1994, it would have incurred a net increase in expense of an estimated $755,000 pre-tax, in each such years. The following is a summary of the amounts charged or allocated to the Company:

   Administrative Costs

   CVS allocated various administrative costs to the Company. Allocations were based on the Company's ratable share of costs incurred by CVS on behalf of the Company for the combined programs. The total costs allocated to the Company for the years ended December 31, 1996, 1995, and 1994 were approximately $0.9 million, $3.0 million and $3.3 million, respectively.

   In addition, CVS guaranteed the leases of certain stores operated by the Company and charged a fee, prior to the IPO, for that service which amounted to approximately $0.3 million for each of the years ended December 31, 1996, 1995 and 1994.

   Borrowings

   The weighted average interest rate on borrowings from CVS and other divisions for the years ended December 31, 1996, 1995 and 1994 was 6.2%, 6.5% and 4.9%, respectively. The related interest expense recognized by the Company on such borrowings was $4.6 million, $7.1 million and $3.2 million, respectively.

   Employee Stock Ownership Plan

   The Company's employees participated in CVS' Employee Stock Ownership Plan ("ESOP"). The ESOP was a defined contribution plan for all employees meeting certain eligibility requirements.

   CVS charged compensation expense to the Company based upon total payments due to the ESOP. The charge allocated to the Company was based on the Company's proportionate share of qualifying compensation expense and did not reflect the manner in which CVS funded these costs or the related tax benefits realized by CVS. As a result of the Company's allocation from CVS, compensation expense of approximately $1.5 million, $1.0 million and $0.7 million was recognized for the years ended December 31, 1996, 1995 and 1994, respectively.

These costs, with the exception of interest expense, are included in selling, general and administrative expenses on the Consolidated Statements of Operations.

17. Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

18. Summary of Quarterly Results (unaudited)

                                              First       Second      Third       Fourth
   (in thousands, except per share data)     Quarter     Quarter     Quarter     Quarter       Year
   --------------------------------------------------------------------------------------------------
   Net sales
   1996 ................................... $ 138,167   $ 147,649   $ 180,438   $ 229,853   $ 696,107
   1995 ...................................   115,298     124,290     138,050     177,457     555,095

   Gross profit
   1996 ...................................    50,498      56,252      69,159      94,002     269,911
   1995 ...................................    42,787      47,896      54,666      64,584 1   209,933 2

   Income (loss) before cumulative effect
   of change in accounting principle, net
   1996 ...................................    (1,786)       (411)      4,966      12,270      15,039
   1995 ...................................       860       1,644       2,599      (5,137)        (34)

   Net income (loss)
   1996 ...................................    (1,786)       (411)      4,966      12,270      15,039
   1995 ...................................       682       1,644       2,599      (5,137) 1     (212) 2

   Net income (loss) per share
   1996 ...................................      (.09)       (.02)        .26         .63        0.78
   1995 ...................................       .04         .09         .13        (.27) 1    (0.01) 2

   --------------------------------------------------------------------------------------------------

   1 Excluding the CVS Strategic Program, gross profit and net income in the fourth quarter of 1995 would have been $72.8 million and $9.0 million, respectively, and earnings per share would have been $.47.

   2 Excluding the CVS Strategic Program, gross profit and net income for the year ended 1995 would have been $218.1 million and $13.9 million, respectively, and earnings per share would have been $.72.

19. Market Information

The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. The Company has not paid a dividend on its common stock. The high and low trading price of the Company's stock, beginning November 26, 1996, the date of the IPO, through December 31, 1996 is as follows:

                                                        High            Low
   Fourth Quarter (from November 26, 1996) .......     19 3/4          15 1/8

At December 31, 1996, there were approximately 2,000 shareholders of record.

Shareholder Information

Corporate Headquarters
6 Brighton Road
Clifton, NJ  07015
(201) 778-1300

Legal Counsel
Pitney, Hardin, Kipp & Szuch
200 Campus Drive
Florham Park, NJ 07932

Independent Auditors
KPMG Peat Marwick LLP
345 Park Avenue
New York, NY 10154

Transfer Agent and Registrar
Bank of Boston
Investor Relations Department
P.O. Box 644
Mail Stop 45-02-09
Boston, MA 02102
(617) 575-3120

Form 10-K

The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request. Requests should be mailed to: Linens 'n Things Corporate Headquarters, attention: Investor Relations.

Annual Meeting

The Company's Annual Meeting of Shareholders will be held at the Linens 'n Things Corporate Headquarters, 6 Brighton Road, Clifton, NJ 07015 at 10:00 AM, on May 6, 1997.

Directors

Norman Axelrod
Chairman, Chief Executive Officer and President of the Company

Philip E. Beekman
President of Owl Hollow Enterprises, Inc., a consulting and investment company

Charles C. Conaway
Executive Vice President and Chief Financial Officer of
CVS Corporation, a prescription drugs, health and beauty care retailer

Stanley P. Goldstein
Chairman, President and Chief Executive Officer of CVS Corporation, a prescription drugs, health and beauty care retailer

Executive Officers

Norman Axelrod
Chairman, Chief Executive Officer and President of the Company

Hugh J. Scullin
Senior Vice President, Store Operations

Steven B. Silverstein
Senior Vice President, General Merchandise Manager

James M. Tomaszewski
Senior Vice President, Chief Financial Officer

Other Officers

William T. Giles
Vice President, Finance, Controller

Brian D. Silva
Vice President, Human Resources
Corporate Secretary

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                                Linens'n Things
                        -------------------------------
                        The Home Furnishings Superstore

                  6 Brighton Road o Clifton, New Jersey 07015